FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura and LINE Sign MOU to Consider Financial Business Alliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 28, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura and LINE Sign MOU to Consider Financial Business Alliance

Tokyo – March 28, 2018 – Nomura Holdings, Inc. and LINE Corporation today announced that they have signed a memorandum of understanding to explore a business alliance primarily aimed at providing securities services.

As part of the planned alliance, the two companies will consider establishing a joint venture company to offer mobile and online first brokerage services and securities investment consultation services to LINE users. By leveraging the LINE platform, the joint venture will aim to help LINE users build up their assets.

The two companies plan to establish the joint venture by the end of May this year, subject to the execution of a final joint venture agreement and regulatory and Board approvals. The two companies will immediately disclose any relevant details regarding the joint venture and the alliance.

1.	Background and purpose of the MOU

Nomura is a leading financial services group with a strong global franchise. The firm’s mission is to contribute to an affluent society through its expertise in the capital markets. Nomura aims to become the most trusted partner for its clients.

LINE operates a communication application. Under its mission of Closing the Distance, LINE aims to seamlessly connect people, information and services, and businesses and brands through its smart portal business strategy. LINE provides high value-added services to over 73 million monthly active users in Japan.

LINE recently announced plans to expand into FinTech services in order to address the need for asset-building financial services among LINE users. The two companies plan to leverage the rich user base and the exceptional user interface and experience that LINE offers, combined with Nomura’s expertise in the financial business, to provide new financial solutions for this key target segment.

2.	Overview of joint venture

Name:	LINE Securities Corporation (tentative)
Headquarters:	To be determined (TBD)
Representative Directors:	TBD (Two in total, one representative director to be nominated by each company)
Description of business:	Brokerage and securities investment consultation services to help clients build assets
Capital:	TBD
Date of establishment:	May 2018 (planned)
Shareholding ratio:	Line 51%, Nomura 49% (subject to further discussion between the two companies)

3.	Overview of Nomura

Name:	Nomura Holdings, Inc.
Headquarters:	1-9-1 Nihonbashi, Chuo-ku, Tokyo
Representative:	President and Group CEO Koji Nagai
Description of business:	Holding company
Capital:	594,493 million yen (as of September 30, 2017)
Date of establishment:	December 25, 1925
Number of employees:	28,857 (consolidated; as of September 30, 2017)
Net revenue:	1,403,197 million yen (consolidated; year ended March 31, 2017; U.S.GAAP)

4.	Overview of LINE

Name:	LINE Corporation
Headquarters:	JR SHINJUKU MIRAINA TOWER 23rd FL., 4-1-6 Shinjuku, Shinjuku-ku, Tokyo
Representative:	Chief Executive Officer Takeshi Idezawa
Description of business:	Provision and operation of the LINE messaging app and content and services made available on the LINE platform, in addition to other web service businesses and AI businesses
Capital:	92,369 million yen (as of December 31, 2017)
Date of establishment:	September 4, 2000
Number of employees:	1,716 (non-consolidated; as of October 31, 2017)
Revenue:	167,147 million yen (consolidated; year ended December 31, 2017)

5.	Future outlook

The two companies do not expect the planned alliance to have a material impact on their consolidated financial results at this stage. The two companies will immediately issue an announcement if the possibility of a material impact arises in the future.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Fumiko Hayashi	LINE Corporation	81-3-4316-2103

Kana Okui